Exhibit 99.2

IMMEDIATE	17 March 2002

Royal & Sun Alliance Insurance Group plc Board Changes

Royal & Sun Alliance Insurance Group plc announces the retirement today of Sir Patrick Gillam from the position of Chairman to be succeeded by John Napier. Mr Napier’s appointment to the Board of the Group as a director and Chairman Designate was announced in December 2002.

Sir Patrick will remain as a Board director of the Group until 31 March 2003.

John Baker, Deputy Chairman said,

“On behalf of all in the Group, I would like to thank Patrick for the valuable contribution that he has made to Royal & SunAlliance, particularly in the challenging circumstances of the last two years. We will miss his wise counsel and wish him well for the future.”

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